Contact:
Jonathan Burgin
CFO
(972) 3-645-5004
jonathanb@radcom.com

FOR IMMEDIATE RELEASE

RADCOM’S ANNUAL GENERAL MEETING
APPROVES ALL BOARD PROPOSALS

TEL-AVIV, Israel - October 24, 2007— At the Annual General Meeting of RADCOM Ltd. (“RADCOM” or the “Company”) (NASDAQ and TASE: RDCM), which was held today, all proposals made by the Company’s Board of Directors were passed. This included the items that required the approval of at least one third of the shares held by non-interested parties: 1) the election of external directors; and 2) the granting of options to Mr. Zohar Zisapel, Chairman of the Company’s Board of Directors.

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About RADCOM

RADCOM develops, manufactures, markets and supports innovative network test and service monitoring solutions for communications service providers and equipment vendors. The Company specializes in Next Generation Cellular as well as Voice, Data and Video over IP networks. Its solutions are used in the development and installation of network equipment and in the maintenance of operational networks. The Company's products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. RADCOM's shares are listed on both the Nasdaq Capital Market and the Tel Aviv Stock Exchange under the symbol RDCM. For motoe information, please visit www.RADCOM.com.